Filed by Resource Real Estate Opportunity REIT II, Inc.
Pursuant to Rule 425 under the Securities Act of 1933,
as amended, and deemed filed pursuant to Rule 14a-6
under the Securities Exchange Act of 1934, as amended
Subject Company: Resource Apartment REIT III, Inc.
Commission File No.: 000-55923

EXPLANATORY NOTE

We have created two video messages and a pre-recorded voice message that encourage shareholders to vote on the proposals outlined in the proxy materials. Included herein are transcripts of the video messages and the pre-recorded voice message.

Transcript of Video Message by Alan F. Feldman, Chief Executive Officer and President of Resource Apartment REIT III, Inc.

Hi, I’m Alan Feldman CEO of Resource. I wanted to take this time to thank you for being an investor in our REIT.

We are focused on the performance of our properties and we need your vote to continue implementing our strategic plan. Your vote matters, so we want to ensure the process is as simple as possible.

There are several ways to vote:

•	You can fill out and mail back the proxy card
•	You can visit the website at PROXYVOTE.com and enter your control number
•	Or, you can submit your vote by calling 844-876-6186

As a stockholder, your voice and vote make a difference. I appreciate your time, and thank you for your vote.

Transcript of Video Message by Alan F. Feldman, Chief Executive Officer and President of Resource Apartment REIT III, Inc.

I want to take this time to thank you for being an investor in our REIT and tell you how you can cast your vote.

•	You can fill out and mail back the proxy card
•	To vote online, visit the website PROXYVOTE.com and enter your control number
•	Or submit your vote by calling 844-876-6186

I appreciate your time, and thank you for your vote.

Transcript of Voice Message by Alan F. Feldman, Chief Executive Officer and President of Resource Apartment REIT III, Inc.

Hi, this is Alan Feldman, CEO of Resource Apartment REIT III.

I’m calling you about our special shareholder meeting that is being held on January 26, 2021.  Your vote is very important and your participation as a shareholder is needed.

You should have received proxy information over the past few days which included instructions on how you can easily vote your shares by mail, over the phone or online.  We ask that you vote as soon as possible, and our Board of Directors had recommended that you vote in favor of the proposals.  Voting promptly saves time, money, and helps avoid the need for continuing solicitation.

You may vote right now by pressing 1 at any time to be connected with a proxy specialist.  If this message was recorded on your voice mail, please call 844-876-6186 to vote your shares.

Thank you for your time and most importantly, thank you for your vote.

NO OFFER OR SOLICITATION: This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the U.S. Securities Act of 1933, as amended.

IMPORTANT ADDITIONAL INFORMATION ABOUT THE MERGER

In connection with the proposed transaction, Resource Real Estate Opportunity REIT II, Inc. (“REIT II”) filed with the SEC a registration statements on Form S-4. The registration statement contains a proxy statement for Resource Apartment REIT III, Inc. (“REIT III”) and also constitutes a prospectus for REIT II.  The proxy statement/prospectus has been mailed to REIT III’s stockholders. INVESTORS ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED BY REIT III AND REIT II WITH THE SEC CAREFULLY AS THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT REIT III AND REIT II AND THE PROPOSED MERGER. Investors and stockholders of REIT III and REIT II may obtain free copies of the registration statement, the joint proxy statement/prospectus and other relevant documents filed by REIT III and REIT II with the SEC through the website maintained by the SEC at www.sec.gov. In addition, these materials will also be available free of charge by accessing REIT II’s website (http://www.resourcereit2.com/) and by accessing REIT III’s website (http://www.resourcereit3.com/).